Vanda Pharmaceuticals Inc.

2200 Pennsylvania Avenue NW

Suite 300E

Washington, DC 20037

May 3, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attn: Cynthia Polynice

Re:	Vanda Pharmaceuticals Inc.
Registration Statement on Form S-3 (File No. 333-269654)

Dear Ms. Polynice:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vanda Pharmaceuticals Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-3 effective at 4:30 p.m. Eastern Time on Friday, May 5, 2023 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby authorizes Gregg Griner of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Gregg Griner at Orrick, Herrington & Sutcliffe LLP, 222 Berkeley Street, Suite 2000, Boston, MA 02216. If possible, please also send such order by email to the attention of Gregg Griner at ggriner@orrick.com.

Thank you for your attention on this matter.

Very truly yours,

Vanda Pharmaceuticals Inc.

By:	/s/ Timothy Williams
Timothy Williams
Senior Vice President, General Counsel and Secretary

cc:	Gregg Griner, Orrick, Herrington & Sutcliffe LLP
Albert Vanderlaan, Orrick, Herrington & Sutcliffe LLP